# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Teucrium Commodity Trust, CIK 0001471824
CUSIP: 88166A508
Title of class of securities: Common Stock
Address of issuer's principal executive offices: THREE MAIN STREET, SUITE 215, BURLINGTON, Vermont (VT), 05401
Date of event which requires filing of this statement: 08/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001706164

## Reporting persons
- PenderFund Capital Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 350,000; shared voting power 0; sole dispositive power 350,000; shared dispositive power 0; aggregate amount beneficially owned 350,000 (2.9% of the class)

## Item 1. Issuer
Name of issuer: Teucrium Commodity Trust
Address of issuer's principal executive offices: THREE MAIN STREET, SUITE 215, BURLINGTON, VERMONT, 05401.

## Item 2. Person Filing
Name of person filing: PenderFund Capital Management Ltd.
Address of principal business office or, if none, residence: The address of the principal business office of PenderFund Capital Management Ltd. is 1830-1066 West Hastings Street, Vancouver, BC, Canada V6E 3X2
Citizenship: PenderFund Capital Management Ltd. is a corporation formed under the laws of British Columbia, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Institutional Manager

## Item 4. Ownership
Amount beneficially owned: 350,000
Percent of class: 2.89%
Sole power to vote or to direct the vote: 350,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 350,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PenderFund Capital Management Ltd.: Amanda Patterson, CFO and Head of Operations (09/04/2026)